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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

November 12, 2015

Mr. Sonny Oh

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A

ONcore Xtra II Individual Variable Annuity

Post-Effective Amendment No. 16

File Nos. 811-01978 & 333-164073

Dear Mr. Oh:

This letter is in reference to comments of the Staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on October 27, 2015. Registrant filed the Post-Effective Amendment with the Commission on September 11, 2015 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Registrant filed 8 other post-effective amendments with the Commission on September 11, 2015 pursuant to Rule 485(a) under the 1933 Act (collectively, along with the Post-Effective Amendment, the “ONLIC filings”). National Security Variable Account N (File No. 811-10619) also filed 6 post-effective amendments with the Commission on September 11, 2015 pursuant to Rule 485(a) under the 1933 Act (the “NSLAC filings” and collectively with the ONLIC filings, the “filings”). All references to “Registrant” in this letter include Ohio National Variable Account A and National Security Variable Account N. Registrant filed an initial response letter on November 9, 2015. This letter is in response to comments of the Staff which you communicated to me by telephone on November 12, 2015.

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Comments

•	The comments are given as to ONcore Xtra II. To the extent any comments apply to the other filings, please make them in those filings.

Mr. Oh

November 12, 2015

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, and Registrant, National Security Variable Account N, our responses are applicable to each such filing and changes will be made to each applicable filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier (sold on or after October 1, 2012), Post-Effective Amendment No. 6	811-01978	333-182250
ONcore Value (sold on or after October 1, 2012), Post-Effective Amendment No. 6	811-01978	333-182248
ONcore Xtra (sold on or after October 1, 2012), Post-Effective Amendment No. 5	811-01978	333-182249
ONcore Wrap, Post-Effective Amendment No. 29	811-01978	333-134982
ONcore Ultra II, Post-Effective Amendment No. 24	811-01978	333-156432
ONcore Lite III, Post-Effective Amendment No. 17	811-01978	333-164075
ONcore Xtra II, Post-Effective Amendment No. 116	811-01978	333-164073
ONcore Premier II, Post-Effective Amendment No. 17	811-01978	333-164070
ONcore Premier WF, Post-Effective Amendment No. 14	811-01978	333-171785
NScore Premier, Post-Effective Amendment No. 19	811-10619	333-125856
NScore Xtra, Post-Effective Amendment No. 26	811-10619	333-76350
NScore Value, Post-Effective Amendment No. 17	811-10619	333-131513
NScore Premier II, Post-Effective Amendment No. 9	811-10619	333-164071
NScore Xtra II, Post-Effective Amendment No. 9	811-10619	333-164074
NScore Lite III, Post-Effective Amendment No. 9	811-10619	333-164068

1. Use of supplement to change rider fees – The Staff is in receipt of Registrant’s response to the comments regarding the use of a supplement to change current rider fees in the future. The Staff is continuing to discuss the issue and Registrant’s response and requests that Registrant file 485BXTs to delay the effective date of the filings to beyond November 16, 2015.

Response: At this time the Registrant will remove all disclosure in the filings regarding the ability to raise rider fees via supplement. Specifically, the Registrant will delete the disclosure included in the filings regarding the Annual Stepped-Up Death Benefit, the Premium Protection Riders and all GLWBs. The Registrant will also delete the second paragraph of the disclosure under “Optional Guaranteed Principal Protection (‘GPP’)” in the filings regarding the right to raise rider fees via supplement. Registrant will file post-effective amendments pursuant to Rule 485(b) reflecting these changes on November 13, 2015.

The Registrant is aware of the Staff’s position and respectfully submits that it intends to file 485(a) post-effective amendments at its next opportunity to include the language reserving the right to raise rider fees via a supplement and will not be in a position next time to delay the effectiveness of those filings.

2. Supplement – Fee Table – With respect to Comment 4 in Registrant’s original response letter, the fees for the GPP (2012) should be separate line items in the fee table as to those who applied before the applicable date and those who applied on or after the applicable date.

Response: The fee table has been revised to contain separate line items for the fees for the GPP (2012) based on the applicable date.

3. Supplement – Charges for Optional Benefits – With respect to Comment 5 in Registrant’s original response letter, the fees for the GPP (2012) should be separate line items as to those who applied before the applicable date and those who applied on or after the applicable date.

Response: The disclosure has been revised to contain separate line items for the fees for the GPP (2012) based on the applicable date.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Oh

November 12, 2015

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Second Vice President and Senior Associate Counsel